News Release
Release Time	IMMEDIATE
Date	26 October 2000
Number	100/00

THE BROKEN HILL PROPRIETARY COMPANY LIMITED
QUARTERLY REPORT ON EXPLORATION AND DEVELOPMENT

July 2000-September 2000

This report covers exploration and development activities for the quarter ended September 30, 2000.

Unless otherwise stated, BHP's interest in the projects referred to in this report is 100%.

DEVELOPMENT PROJECTS

The following projects are in various stages of development:

MINERALS

Copper Projects

Escondida Phase IV Expansion, Chile (BHP 57.5% interest)

The current engineering and procurement phase for the proposed 110,000 tonnes per day sulfide concentrator reached 93% completion during the quarter. The joint venture partners continued to evaluate the final feasibility study report.

Tintaya Oxide Project, Peru

Work continued on completing the feasibility study phase and progressing engineering activities, now 70% complete. Cost estimates are being reviewed and a final feasibility study report is nearing completion prior to evaluation and presentation for approval.

Escondida Norte, Chile (BHP 57.5% interest)

The pre-feasibility study report will be completed in November and submitted for approval to proceed to feasibility study starting in December 2000. The Environmental Impact Study was awarded to CH2M Hill and will be completed in October. The study will then be submitted to the Antofagasta community for public comments during November 2000.

Tintaya Antapaccay Project, Peru

Work completed during the quarter was focused on understanding the geologic controls of mineralization and the building of a block model that represented these conditions. A drilling program was completed that targeted all potential areas of skarn within the defined pit limits. Studies on ways to reduce mining costs were initiated. The drilling program to further evaluate the potential of the project, which started in January, was completed during the quarter. Drilling on the project now totals 79,500 metres. Metallurgical test-work indicates that all ore types respond well to flotation and concentration. Assessment of development options, based on a project with a stand-alone concentrator processing between 30,000 to

60,000 tonnes per day of ore, is continuing.

Agua Rica, Argentina (BHP 70% interest)

The joint venture is continuing to evaluate development options for the project that may reduce capital and operating costs. Activity at the field site was limited to environmental monitoring and tenement management.

Iron Ore Projects

HBI Joint Venture, Iron Ore, Venezuela (BHP 50% interest)

The two trains on Module 1 have been in production since June 2000 and commissioning continues. Construction on Module 2 is nearing completion, with Train 1 (of Module 2) due to startup in November and Train 2 (of Module 2) by end of this calendar year. Commissioning activities to ramp up production will continue into the third quarter of next calendar year. The construction project's lost time injury frequency rate stands at 0.76.

Mining Area C, Iron Ore, Western Australia (BHP 85% interest)

Negotiations with registered groups under the Native Title Act Section 29 notice proceeded during the quarter and agreement has been reached with one group pertinent to an infrastructure title and with one group pertinent to the mining lease. A consultants report has been received recommending an eastern rail alignment. Engineering studies are proceeding to further refine the capital costs of this alignment.

Coal Projects

San Juan Underground, New Mexico, USA (BHP 100% interest)

Evaluation of the proposed San Juan Underground coal mine continued during the quarter. The feasibility study was completed and the project is in the final stage of governance verification and approval.

Although announced after the end of the quarter, the following materially relevant information about the San Juan Underground project was released on October 17th:

"The Broken Hill Proprietary Company Limited (BHP) today announced approval for the development of an underground longwall mine at its San Juan thermal coal operations in New Mexico, United States.

The mine will replace production from two of BHP's three existing surface mines (San Juan & La Plata) and will be the sole coal source for the adjacent San Juan Generating Station."

Goonyella Mine, Queensland (BHP 52.1% interest)

Exploratory mining of a three-heading Adit in the Middle Seam down-dip from the Goonyella highwall continued. Results so far have generally confirmed the interpretations made from surface drilling and seismic surveys. At the end of September a total of 11,126 metres of development had been completed out of a projected total of 12,460 metres.

Small scale faulting has slowed development and led to a budget overrun of about 10%. It is now expected the adit will be completed in December, two months behind schedule. Feasibility studies for a proposed longwall mine are on going.

Saraji Mine, Queensland (BHP 52.1% interest)

Exploration activities for the Saraji longwall pre-feasibility study continued focusing on identifying additional reserves of appropriate quality coking coal.

South Walker Creek, Queensland (BHP 52.1% interest)

South Walker Creek is a contractor-operated open cut coal operation. Market demand now exists which will accommodate an increase in sales of PCI coal to 3.35Mtpa and thermal coal to 0.3Mtpa. The current railing contract with Queensland Rail is limited to 3.1Mtpa due to the existing spur line and train loading arrangement. Extension of this contract to 3.65Mtpa is dependant on the extension of the rail spur and construction of loop, train loading facility and product coal handling system.

Illawarra Coal, Dendrobium Project

The Dendrobium project has moved into the feasibility phase. This includes carrying out additional exploration to prove up the resource; engineering studies to detail mine design, capital and operating costs; pursuing necessary Government approvals, and firming up the relevant markets.

Base Metal Projects

Gag Island Nickel, Indonesia (BHP 75% interest)

Discussions continue with both Pt Aneka Tambang and Falconbridge to resolve the various outstanding issues relating to Falconbridge joining the Gag Island joint venture. The issues in question include:

  clarification of the commercial arrangements with P.T. Aneka Tambang;
  clarification of the forestry classification on Gag Island; and
  resolution of the scope of work for the proposed feasibility study.

The forestry issue is much broader than Gag Island, with most of the recent COW's awarded to companies impacted by the legislation currently in place. The Indonesian Authorities have recognized the negative impact of this legislation on mining investment in Indonesia and are actively discussing appropriate amendments.

Diamonds and Industrial Minerals Projects

Ekati Diamonds, Canada (BHP 51% interest)

On-site processing of the Wolverine, Zach, Cougar and Lynx kimberlite samples was completed during the quarter. Concentrates are currently being sorted and complete results will be reported next quarter.

Exploration core drilling during the quarter intersected eleven additional kimberlite pipes bringing the total number of confirmed kimberlite occurrences to 136. Nine of the discoveries are located within the core zone and two of the discoveries are within the buffer zone claims. Microdiamond analyses are in progress. Any significant microdiamond results will be reported next quarter.

PETROLEUM

Griffin, Australia (BHP 45% interest, operated)

The tie-ins of the two new infill wells drilled in the previous quarter, Griffin-8 and Scindian-3, to the FPSO the Griffin Venture were completed in July 2000. Production commenced in July with initial incremental production of 20,000 bopd (gross).

Work continues on reprocessing of the 3D seismic dataset and further development opportunities in the Griffin area, including a potential Griffin-9 infill well.

Keith, North Sea (BHP 31.83% interest, operated)

The Keith oil field is located in North Sea Block 9/8a. The subsea development of Keith involves the re-use of a suspended appraisal well, which will be tied back seven kilometres to the Bruce Western Area Development. This single well will access around 15 mmboe of proved and probable reserves (4.8 mmboe net to BHP). Capital expenditure is estimated at around A$19 million net to BHP.

During the quarter, the seven kilometre long pipeline bundle which will link the Keith field to the Bruce Western Area development was completed at Halliburton's Wester Site. It was towed to the Keith field, positioned on the seabed and tied into the Bruce Western Area Subsea Manifold.

Tansocean Sedco Forex's John Shaw mobile offshore drilling unit (MODU) arrived on the field during the early part of September and commenced the abandonment of two wells adjacent to the Keith well and the re-entry of the 9/8a-14 well.

Fabrication of the 46 tonne subsea Christmas tree by Kvaerner Oilfield Products was also finished and shipped from Kvaerner's works in Aberdeen to the John Shaw ahead of the start of the well re-entry work. The project is within budget and first oil is projected for early November.

Ohanet Development, Algeria (BHP 60% interest. Joint operating entity comprising SONATRACH/BHP)

On 3 July 2000 BHP announced it had signed a Risk Service Contract (RSC) with SONATRACH, the Algerian national oil company for the development of four gas/condensate reservoirs in the Ohanet region of Algeria. The participants in the venture are BHP 60%, Japan Ohanet Oil & Gas Co Ltd 30%, and Petrofac Resources (Ohanet) LLC, 10%.

The Engineering, Procurement and Construction Contract officially commenced with ABB/Petrofac on 9 October 2000.

Tenders are being prepared and issued for 3D seismic, drilling rigs, and drilling services contracts with a view to commencing seismic operations at the end of 2000 and drilling operations in the first or second quarter of 2001.

First production is scheduled for October 2003 and peak liquids production will be around 58,000 barrels per day. BHP's share of revenue is taken from its share of condensate and LPG produced.

ROD Integrated Oil Field Development, Algeria (BHP 17.3% interest. Joint operating entity comprising SONATRACH/BHP/AGIP)

The Rhourde Oulad Djemma (ROD) integrated oil field is located in the Berkine Basin of Algeria. BHP's partners in the US$500 million development are SONATRACH, the Algerian state oil company and AGIP Algeria Exploration BV (the Algerian operating company of ENI SpA).

Five fields will be developed - ROD, SFNE, RERN, BSF and RDB - all of which are located in Blocks 401a/402a. A Unitisation Agreement has been put in place to give joint operatorship and commercial arrangements for the development, giving BHP approximately 17% of overall project reserves. After grossing for Algerian taxes, BHP's share is around 60 million barrels of the proven and probable hydrocarbon reserves.

During the quarter tenders were issued for drilling rigs and drilling services contracts with a view to commencing drilling operations in the first or second quarter of 2001. The Front End Engineering Design services contract was awarded to Parsons in September, with completion expected by January 2001.

Typhoon, Gulf of Mexico (BHP 50% interest, non-operated)

The Typhoon development, consisting of the subsea completion and tieback of the four existing appraisal wells to a mini tension leg platform (TLP), is being developed jointly by Chevron (50%, operator) and BHP (50%). Peak production of 40,000 bopd and 60 mmscfd (gross) is expected, with first production scheduled for third quarter 2001.

Well completion activities began offshore in September and will continue through to April 2001. The piles for the TLP were installed in September. Construction on the TLP hull and topsides at McDermott's yard in Morgan City, Louisiana, is continuing on schedule for installation second quarter 2001.

Zamzama Extended Well Test, Pakistan (BHP 38.5% post commerciality equity, operated)

The development work on the Extended Well Test is continuing with first gas expected in 2001.

EXPLORATION

MINERALS

The Discovery Group of BHP Minerals carries out worldwide grass-roots exploration for all BHP's minerals businesses. During the quarter a process of re-organisation to align the Discovery Group with the BHP Minerals portfolio management model was completed.

The Discovery Group is also responsible for exploration and development work related to existing mines.

Falcon Airborne Gravity Gradiometer Technology.

The deployment of BHP's proprietary airborne gravity gradiometer technology (called "Falcon") is continuing to proceed very well in Australia and North America. During the quarter two Falcon gravity targets, out of five tested on the Ekati property (core zone), were confirmed as kimberlite pipes.

Negotiations with potential partners continue. An agreement was reached with the DHK joint venture over claims south of the Ekati block in Canada. Under the terms of the joint venture BHP earns 35% by making the Falcon system available to the joint venture at their cost and will have the option to earn a further 16% by bulk sampling any new pipes that are identified.

PETROLEUM

Wells drilled during the quarter or in the process of drilling as at September 30, 2000.

WELL	LOCATION	BHP EQUITY	STATUS
Argus-1	AC/P30, Browse Basin, Australia	66.66% Operator	Plugged and abandoned.
Atlantis-2	Green Canyon Block 743, Gulf of Mexico	44%, BHP well-operator	Plugged and abandoned, oil discovery
Atlantis-2 S/T	Green Canyon Block 743, Gulf of Mexico	44%, BHP well-operator	Drilling ahead
Castor-1	WA-5-L, Dampier Basin, Australia	16.67%, Operator- Woodside	Plugged and abandoned
Eva Eva South	Secure Block, Bolivia	41.18% Operator - Repsol	Drilling ahead
Mad Dog-3	Green Canyon, Block 783, Gulf of Mexico	23.9% Operator - BP Amoco	Drilling ahead

EXPENDITURE

Information related to exploration expenditure will be included in BHP's first quarter Profit Report, to be released on 2 November 2000.

COMPETENCE AND RESPONSIBILITY

The following statements apply in respect of the information in this report that relates to any stated Mineral Resources or Ore Reserves.

  The information is based on and accurately reflects information compiled by the person named under each relevant section of the report
  Each named person is either a Corporate Member or Fellow of The Australasian Institute of Mining and Metallurgy or the Australian Institute of Geoscientists and is a full-time employee of a member company of the BHP Group;
  Each named person has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he or she is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Each named person consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

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Candy Ramsey
BHP Investor Relations Houston
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